HESS CORPORATION
1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
July 2, 2007
Ms. Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Re:	Hess Corporation (the “Corporation”)
Form 10-K for Fiscal Year Ended December 31, 2006
Commission File No. 1-1204
Dear Ms. Davis:
     Thank you for your letter of June 19, 2007. Enclosed are the responses to your comments. For your convenience, our responses are keyed to the numbered comments in your June 19, 2007 letter.

Hess Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Results
Exploration and Production, page 24
1.	Please reconcile for us the amounts reflected as Revenues in your tabular presentation with the amounts presented in your segment disclosures located on page 75 of your document.
➢	“Sales and other operating revenues” shown in Management’s Discussion and Analysis ($6,524 million) are less than “Total operating revenues” in the segment footnote ($6,860 million). Of the $336 million difference, $333 million relates to the sale of hydrocarbons purchased from unrelated parties. In future filings we will reconcile these amounts by disclosing in MD&A that unrelated party purchases and sales are excluded from this analysis.

Supplementally, we advise that we periodically purchase and resell hydrocarbons from unrelated parties to maximize the utilization of gathering or gas plant facilities. These sales are properly accounted for as revenues in the consolidated income statement and operating segment results, but are excluded from the Corporation’s discussion of Exploration and Production sales and other operating revenues in MD&A.

These activities are not included in MD&A because they are not an integral part of the oil and gas producing operations being discussed. The MD&A presents the measures used by management in its internal evaluation of oil and gas producing operations, which exclude these unrelated party purchases and sales. Specifically, MD&A addresses volumes and costs of the Corporation’s share of production, as well as its selling prices and costs on a per barrel basis. Consistent with the intention of MD&A to give readers an opportunity to view the Corporation through the eyes of management, we have excluded the distorting effects of revenues and costs of these unrelated party purchases from the presentation of our oil and gas producing activities.

Critical Accounting Policies
Derivatives, page 36
2.	Please clarify for us your disclosure that indicates hedges are tested for effectiveness prospectively before they are executed and both prospectively and retrospectively on an ongoing basis. Please refer to paragraphs 20(b) and 28(b) of SFAS 133.
➢	Paragraphs 20(b) and 28(b) of SFAS 133 require that hedges be tested both at the inception of the hedge and on an ongoing basis. As further clarified in the response to DIG E7, entities are required to consider hedge effectiveness in two different ways – in prospective considerations and in retrospective evaluations. For prospective considerations, upon designation of a hedging relationship, as well as on an ongoing basis, the entity must be able to justify an expectation that the relationship will be highly effective over future periods. For retrospective evaluations, at least quarterly, the hedging entity must determine whether the hedging relationship has been highly effective. As a result, our disclosure indicates that our hedges are tested prospectively before they are executed and both prospectively and retrospectively on an ongoing basis pursuant to the conclusion reached in DIG E7.
Financial Statements
Statement of Consolidated Cash Flows, page 48
3.	We note your caption presented in the investing section of your statement that identifies amounts associated with Exploration and Production cash flows. Please tell us the nature and amounts of these cash flows that relate to production. Please also explain why you believe these amounts represent investing activities.
➢	The Exploration and Production cash flows presented under the caption “Capital expenditures” within the investing section of our statement of consolidated cash flows represent the capital expenditures of our Exploration and Production operating segment. These amounts do not include any cash outflows related to exploration and production operating expenses, which are included in cash flows from operating activities. Accordingly these cash flows are properly classified as investing activities.
4.	Please remove your subtotal relating to capital expenditures within the investing section of your statement, as this presentation is not contemplated by SFAS 95.
➢	Although not specifically contemplated by SFAS 95, we believe that our presentation of capital expenditures by operating segment with a subtotal for consolidated capital expenditures is meaningful information to the readers of our financial statements as it displays how the capital expenditures have been recorded by segment. However, in response to the Staff’s comment, we will not present segment capital expenditures in our statement of cash flows in future filings.

Items affecting the Comparability of Income, page 55
5.	Please tell us why you believe this disclosure is an appropriate note disclosure to your financial statements. We are unable to correlate the amounts presented in the note to the amounts presented in your Statement of Income.
➢	Our disclosure of “Items Affecting the Comparability of Income” provides additional detailed information about our income statement. We also provide similar disclosures within Management’s Discussion and Analysis. We believe that these disclosures further enhance the reader’s understanding of our financial statements by describing significant income and expense items that affect comparability of the results of operations between periods. Please note that our descriptions of these items on pages 55 and 56 correlate where these items are reflected in our statement of consolidated income.
Supplementary Oil and Gas Data
Costs incurred in Oil and Gas Producing Activities, page 78
6.	We note your caption that indicates “Production and development” costs incurred. Please refer to paragraph 21 of SFAS 69 and revise your disclosure to exclude any production costs reflected.
➢	Please note that the “Production and development” caption in our presentation does not include any production operating or lifting costs as described in paragraph 21 of SFAS 69. The amounts reflected in this caption related to “Production” are limited to capital expenditures incurred to improve or extend the life of existing producing assets.
Engineering Comments
Business and Properties, page 2
Exploration and Production, page 2 and MD&A, page 20
7.	You cite a number of fields but include little production and no reserve information by field. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.
➢	We believe that the description of our business and properties meets the requirements of Item 102 of Regulation S-K for extractive enterprises. Our business and properties discussion includes a breakdown of our total proved reserves and production data by geographic area, as well as additional information on our development projects. Supplementally, we advise that presenting information by field is not required, since we do not have any individual property of major significance to our Exploration and Production segment.

Standardized Measure of Discounted Future Net Cash Flows, page 81
8.	Please revise your document to include a separate line item disclosure for future operating costs and future development costs. As 40% of your reserves are undeveloped, it would appear that the future development costs are significant. See SFAS 69 paragraph 30b for reference.
➢	The combined presentation of these costs has historically been reflected in our disclosures. This methodology conforms with the sample disclosure included in SFAS 69 and was utilized due to the subjective nature of these estimates which are extended over a considerably long-term time horizon. However, in response to the Staff’s comment, we agree to separately disclose operating costs and development costs in our future filings beginning with our December 31, 2007 Form 10-K.
* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly

John P. Rielly
Senior Vice President and
Chief Financial Officer
cc:      Kevin Stertzel
          Jim Murphy

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